

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2015

Mr. Alton Perkins
President
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, NC 27609

Re: **AmericaTowne, Inc.**
Registration Statement on Form S-1
Filed May 12, 2015, amended May 28, 2015
File No. 333-204101

Dear Mr. Perkins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your registration statement at page 47 to indicate who is signing it in the capacity of principal financial officer, controller, or principal accounting officer. Please refer to Instruction 1 to Signatures of Form S-1.

2.   Please revise to clarify that the offering price of the shares being sold by the selling shareholders is fixed for the duration of the offering, insofar as Rule 415(a)(1)(i) is not available for the transaction. Please likewise revise in your prospectus summary,

plan of distribution, and other applicable sections of your registration statement.

3.   Your disclosure at the bottom of the page that the shares being offered by the company will continue until all the shares are sold differs from disclosures elsewhere indicating that the best efforts offering will continue for twelve months. Please revise.

4.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Prospectus Summary and Risk Factors, page 7

Corporate History, page 7

5.   Please revise at the onset of your discussion to clearly and succinctly state what comprises AmericaTowne's business. Refer to Item 101 of Regulation S-K. Clearly identify those aspects of your business that are currently operational, and those which are at this point aspirational in nature only.

6.   Please significantly revise your corporate history to identify only the most key aspects of your business development over the last three years, leaving the more detailed disclosures, to the extent required, to other sections of your prospectus. Please refer to Item 101(h) of Regulation S-K, with respect to smaller reporting companies. Likewise, please revise your descriptions of the Exporter Services Agreement and the Licensing, Lease and Use Agreement to discuss only the most material aspects of each agreement.

7.   We are uncertain what filings you intend to incorporate by reference, or why you are seeking to do so. Please note that former shell companies (within three years) generally may not incorporate by reference. Please refer to General Instruction VII to Form S-1, and revise your registration statement accordingly to provide all required disclosures. We note similar references throughout your registration statement, including, but not limited to, at page 9.

8.   Please revise the last paragraph on page 7, as well as your disclosure under "Recent Sales of Unregistered Securities," to clarify in what sense AmericaTowne transferred "fractional shares" to the selling shareholders.

9.   Please refer to the last paragraph. Tell us how you accounted for the stock exchange. Refer to your basis in the accounting literature.

10.   Please revise your liquidity discussion in Cash Provided by Operating Activities on page 37 to discuss in detail your basis for each of the projected funding disclosed in this table and your assessment of the likelihood that such funding will be available.

AmericaTowne is to be a world class, globally-respected and profitable company…, page 13

11.   We note that the company's business plans center upon operations in China. Please revise extensively to include more fulsome disclosure concerning the need for Chinese government approval of your principal products and services. To the extent you have not yet received such approval, discuss the status of the approval within the government approval process. We note the reference at the bottom of page 13 that AmericaTowne is "currently engaged in confidential negotiations with local government officials in China to secure a location that will serve as the initial AmericaTowne complex." Please refer to Item 101(h)(4)(viii) of Regulation S-K.

12.   Please revise to include thorough disclosure concerning the effect of any and all Chinese governmental regulations on AmericaTowne' s proposed business lines in China. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Keys to Success, page 15

13.   Please revise to provide content and context to your discussion of Mr. Perkins relationship to the United States Import Export Bank. To the extent material, please revise to file the Letter of Interest you reference as an exhibit to your registration statement. Discuss the status of the loan you expect to receive, and include the material terms of the loan. Please likewise file the loan agreement as an exhibit to your registration statement. We note risk factor disclosure at page 27, "Inability to secure loans and or change in interest rates offered by US Exim Bank may adversely impact company operations."

Legal Matters, page 17

14.   Please revise to address whether the Desist and Refrain Order from the State of California dated March 21, 2008, may impact Mr. Perkins' ability to conduct sales efforts with respect to the best efforts aspect of your offering in California, or elsewhere.

Use of Funds from Public Offering, page 18

15.   Please revise to coordinate this disclosure with the Use of Proceeds disclosures you currently include at page 30.

16.   Please revise to provide more specific disclosure concerning how the company would use funds raised in the direct offering, assuming 25%, 50%, 75%, of shares being offered are sold, in addition to the 100% figures you have included in your table, insofar as yours is a best efforts offering.

17.   Please revise your bottom line, insofar as the total expended currently exceeds 100%.

Projected Funding per Location, page 18

18.   Please revise to clarify the reference to "PPM" in your table. Please advise whether the company is currently conducting or contemplating a private placement of equity securities.

19.   Please advise us why you have an entry referencing high-yield 24-month 8% bonds, with no apparent funds being raised pursuant to a debt placement. Please advise us why you have included this line in your table, and whether you are currently issuing debt securities, or contemplate doing so.

20.   Please revise to include more fulsome disclosure concerning the company's liquidity position to provide context for your charted projections concerning funding. Specifically address the basis for the company's ability to obtain the projected funding from equity investments, stock sales, and loans from the Export Import Bank. Disclose that there is no guarantee that AmericaTowne will obtain the funding you have included within your projections. We note your statement at page 37 under "Cash Provided by Operating Activities" that you have "no formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time."

21.   Please revise to clarify that the projections you include relate to no specifically identified location in China, and, if true, are management estimates solely at this point.

Risk Factors Relating to Our Company and Common Stock, page 20

22.   Please revise to remove the reference to "this annual report" at the final paragraph on page 20.

23.   Please revise on page 21 to indicate that what follows is a discussion of the risk factors applicable to the company.

Limited Operating History, page 20

24.   Please revise to quantify your accumulated net losses to date.

Selling Shareholders, page 31

25.   We are uncertain why you have headed the far right hand columns to reflect the shares and percentages owned by the selling shareholders after the completion of the primary offering, which seems to suppose that no secondary sales will occur. Please advise or revise your column headings. Refer to Item 507 of Regulation S-K.

Management's Discussion and Analysis, page 34

26.   Please revise to delete the second introduction to this section, referencing "this annual report."

27.   Please tell us and disclose how you recognized the $194,304 of revenues generated primarily from Export Service agreements.   Also, tell us and disclose the nature of the related cost of revenues ($52,113) since the service fee revenues provided through Yilaime Corporation are recognized on a net basis. Further, please expand upon the discussion of the nature of these sales to related parties and whether under the Service Provider Agreement with Yilaime Corporation.

28.   Please revise to include a discussion of your liquidity position as of the most recent practicable date. Refer to Item 303 of Regulation S-K.

Cash Provided by Operating Activities, page 37

29.   Please refer to the first sentence of the second paragraph. Expand to discuss in detail your plans for the next twelve months since you have insufficient cash to operate your business at the current level.

Recent Accounting Policies, page 38

30.   Please delete the example of an apparel company since you are not an apparel company.

31.   Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Where you can find more Information, page 44

32.   We are uncertain why you have included the statement that you "do not file reports with the Securities and Exchange Commission, and we will not otherwise be subject to the proxy rules." Please advise or revise.

Financial Statements for the Period from April 22, 2014 (inception) to December 31, 2014

Balance Sheet, page F-3

33.   Please tell us and disclose the nature of the accounts receivable. Also, disclose your accounting policy for such receivables including the allowance for doubtful accounts

receivable pursuant to ASC 310-10-50.

Notes to Financial Statements

Note 1. Organization and Description of Business, page F-7

34.   Please refer to the last paragraph. Revise to disclose the nature of your business instead of Yilaime consistent with the description of you on pages 7 through 12.

35.   Please provide the nature of your development stage activities in accordance with ASC 915-235-50.

Note 2. Significant Accounting Policies

Income Taxes, page F-7

36.   Please provide the disclosures for income taxes per ASC 740-10-50.

Change in Policy on Recognizing Revenue, page F-7

37.   Please delete this disclosure since the adjustments are reflected in your financial statements.

Revenue Recognition, page F-7

38.   Please delete the links to You Tube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

39.   Please refer to "Yilaime is an independent contractor to the Company." Since Mr. Perkins is your CEO and CFO and the sole shareholder of Yilaime, please delete the "independent" reference.

Part II, Item 15, Recent Sales of Unregistered Securities

40.   Please revise, in each instance, to disclose the exemption or exemptions relied upon for each issuance of unregistered shares, the person or class of persons to whom the securities were sold, as well as the consideration received. Please refer to Item 701 of Regulation S-K. With respect to the October 8, 2014 placement, as indicated in comment 8 above, please clarify in what sense the shares issued were "fractional." Likewise, please clarify whether the Company, or Yilaime NC, transferred the shares

to the selling shareholders.

Part II, Item 16, Exhibits

41.   Please revise to include all exhibits required by Item 601 of Regulation S-K, including, but not limited to, the Exporter Services Agreement, and the Licensing, Lease, and Use Agreement.

Exhibit 5.1, Opinion of Paesano Akkashian

42.   Please revise your opinion as of a date later than April 24, 2014.

43.   Please revise paragraph one to reference the current registration statement, including with respect to its correct file number and filing date.

44.   Please revise your opinions enumerated after paragraph five to opine not only on the secondary shares being offered, but also upon the primary shares being offered on a best-efforts basis.

45.   Please revise to include counsel's consent under Section 7 of the Securities Act. Please refer to *Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, October 14, 2011, Section IV.*

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Dean Suehiro, Senior Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: Anthony R. Paesano, Esq.